Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

PROPOSED APPOINTMENT OF DIRECTORS

On 28 November 2022, the board (the “Board”) of directors (the “Directors”, and each a “Director”) of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) resolved to propose to appoint Mr. Luo Lai Jun (“Mr. Luo”) as an executive Director and Mr. Cai Hong Ping (“Mr. Cai”) as an independent non-executive Director of the 9th session of the Board based on the recommendation proposed by nomination committee of the Board of the Company (the “Proposed Appointments”).

In accordance with the articles of association of the Company, the Proposed Appointments are subject to the approval by the shareholders of the Company (the “Shareholders”) at a general meeting of the Company. The Proposed Appointments will be submitted to the first extraordinary general meeting of 2022 of the Company to be held on Wednesday, 28 December 2022 at 2:00 p.m. (the “EGM”) for consideration. Upon due appointment of Mr. Luo and Mr. Cai, each of them will enter into a service contract with the Company and shall hold their office until the expiration of the term of the current session of the Board, respectively.

The biographical details of Mr. Luo and Mr. Cai are as follows:

Mr. Luo Lai Jun, male, born in October 1971 (aged 51), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1993. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party Member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party Member of China Southern Air Holding Company Limited and Executive Vice President of the Company in March 2019; Deputy Party Secretary of China Southern Air Holding Company Limited and Executive Vice President of the Company in September 2022. Currently, he also serves as Chairman of China Southern Airlines Henan Airlines Company Limited, Vice Chairman of Sichuan Airlines Co., Ltd., Director of TravelSky Technology Limited, Vice President of the fifth Council of China Air Transport Association and Vice Chairman of the seventh Council of China Communications and Transportation Association.

Mr. Cai Hong Ping, male, born in 1954 (aged 67), university graduate, graduated from Fudan University with a Bachelor of Journalism degree. He served as the Director of Office in Sinopec Shanghai Petrochemical Company Limited; a Member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and Chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC; Managing Director of the Investment Banking Division of Peregrine Investments Holdings Limited; Chairman of the Investment Banking Division of UBS AG in Asia; Chairman of Deutsche Bank in Asia. Currently, he is acting as the Chairman of AGIC Capital, and also serves as an Independent Non-Executive Director of China Eastern Airlines Corporation Limited, Shanghai Pudong Development Bank Co., Ltd, COSCO SHIPPING Development Co., Ltd and BYD Company Limited, and a Supervisor of China Merchants Bank Company Limited.

Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a Director is determined with reference to the responsibilities, risks and contributions of his/her position. Mr. Luo will not receive any director’s fee. The annual basic emolument of Mr. Cai as an independent non-executive Director of the 9th session of the Board is either RMB200,000 (before taxation) or be determined according to relevant national policies. The annual basic emolument of independent non-executive Directors of the 9th session of the Board was approved by the Shareholders on the first extraordinary general meeting of 2021 of the Company on 30 April 2021.

As at the date of this announcement, save as disclosed above, each of Mr. Luo and Mr. Cai (i) has not held any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years or any other major appointments and professional qualifications; (ii) has not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; (iii) has not held any other position with the Group; and (iv) has not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

As at the date of this announcement, save as disclosed above, there is no other matter that needs to be brought to the attention of the holders of securities of the Company in connection with the Proposed Appointments, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

A circular containing further details of the Proposed Appointments together with the supplemental notice of the EGM will be despatched to the Shareholders of the Company in due course.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 November 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, and Guo Wei as independent non-executive directors.

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